Talen Energy Corporation
2929 Allen Pkwy, Suite 2200
Houston, TX 77019
April 4, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attention:	Yolanda Guobadia
Lily Dang
Michael Purcell
Laura Nicholson

Re:	Talen Energy Corporation
Amendment No. 3 Draft Registration Statement on Form S-1
Submitted February 9, 2024
CIK No. 0001622536
Ladies and Gentlemen:
This letter sets forth the response of Talen Energy Corporation (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in your letter dated February 29, 2024, with respect to the above referenced Amendment No. 3 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing Confidential Draft Submission No. 5 on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.
Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.
Amendment No. 3 to Draft Registration Statement on Form S-1
Financial Statements
General
1.Staff’s comment: Please be reminded of the financial statement updating requirements of Regulation S-X Rule 3-12.

Response: The Company has provided updated financial statements in the Revised Registration Statement that comply with the age requirements set forth in Regulation S-X Rule 3-12.
2.Staff’s comment: We note your response to prior comments 1-4, and note the number of shares of common stock to be offered for resale by Rubric Capital Management LP and its affiliates relative to the number of outstanding shares. Please provide us with additional analysis of your basis for determining that it is appropriate to characterize the resale of shares by Rubric Capital Management LP and its affiliates as a secondary offering under Securities Act Rule 415(a)(1)(i). In the alternative, please remove Rubric Capital Management LP and its affiliates as selling shareholders.
Response: The Company believes the proposed registration of the shares of the Company’s common stock held by Rubric Capital Management LP and its affiliates (collectively, “Rubric”) as contemplated in the Revised Registration Statement is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) (“Rule 415”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).
Rule 415 provides that securities may be registered for an offering on a continuous or delayed basis in the future, provided, among other things, that the Revised Registration Statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Neither the Company nor any of its subsidiaries is offering securities under the Revised Registration Statement, nor is the offering being made on behalf of the Company or any of its subsidiaries.
Compliance and Disclosure Interpretation Question 612.09 (“C&DI 612.09”) further clarifies that the question is “whether . . . the selling shareholders are actually underwriters selling on behalf of an issuer.” Section 2(a)(11) of the Securities Act defines an “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking…” As further discussed below, Rubric did not acquire its shares with a view to distribution, nor is it acting on behalf of the Company in any capacity in connection with the Revised Registration Statement.
Historically, the Staff has made a presumption that, in certain circumstances, the resale of a large block of unregistered shares by a selling stockholder is better characterized as a primary offering made by an underwriter under the theory that the distribution of the securities being resold has not yet been completed while such securities remain in the hands of the selling stockholder. However, C&DI 612.09 provides that whether a purported secondary offering is better characterized as a primary offering is based on the totality of the facts and circumstances and sets forth specific factors to be considered in such determination. In this instance, the unique facts and circumstances of Rubric’s common stock ownership neither satisfy the statutory definition of an “underwriter,” nor do they reflect an instance where underwriter status should be presumed.

Based on the following analysis of the factors set forth in C&DI 612.09, the Company believes that the totality of the facts and circumstances confirms that Rubric is not an underwriter and characterizing Rubric’s resale of shares as a secondary offering is appropriate under Rule 415.
Factor 1: How Long the Selling Stockholders Have Held the Shares
The Company issued all of the Rubric shares in connection with the Company’s emergence (“Emergence”) from proceedings under Chapter 11 of the Bankruptcy Code (the “Restructuring”) on May 17, 2023, and Rubric has continued to hold substantially all of those shares since. Prior to commencement of, and throughout the entire pendency of, the Restructuring, Rubric held unsecured bonds of the Company, which were ultimately equitized into common stock at Emergence. Rubric has borne the full economic and market risk of owning the Company’s common stock, as evidenced by its holding substantially all of its common stock for over ten months to date, despite the existence of a secondary market in which it could have sold its shares to other qualified investors if desired. Before Emergence, Rubric also bore the investment risks of owning the Company’s unsecured bonds throughout a full year of the Restructuring, in addition to its holding period prior to the Restructuring. This holding period, together with the economic and market risk assumed by Rubric, demonstrates that its securities were not acquired with a view to distribution on behalf of Rubric or the Company.
Factor 2: Circumstances under which the Selling Stockholders Acquired the Shares
All outstanding shares of the Company’s common stock, including the shares held by Rubric, were issued as a result of a related suite of complex transactions that resulted in the recapitalization of the Company, each of which occurred in connection with Emergence from the Restructuring on May 17, 2023. In 2021, when it became increasingly clear that the Company would not be able to meet its prepetition debt obligations, the Company established a committee comprised of a majority of independent directors to fairly protect the interests of the various classes of the Company’s stakeholders and, in particular, to maximize the value of the Company available for recovery by its stakeholders in any potential restructuring. Certain of the Company’s lenders also organized into separate groups to protect their respective interests, which generally included: (1) the lenders under the Company’s senior secured commodity accordion revolving credit facility; (2) certain other secured lenders of the Company; (3) an ad hoc group of lenders under the Company’s senior secured term loan B facility, certain holders of the Company’s secured notes and certain holders of the Company’s unsecured notes and PEDFA 2009A bonds (collectively, “Prepetition Unsecured Notes”); and (4) a separate ad hoc group of certain other holders of Prepetition Unsecured Notes (the “Unsecured Notes Group”). Rubric was a part of this last group by its virtue of owning approximately $300 million, or 21%, of the Company’s outstanding Prepetition Unsecured Notes. Additional stakeholders involved in negotiations and seeking recoveries in the Restructuring included the Company’s sole equityholder and a court-appointed committee representing the Company’s general unsecured creditors.
Over the next year, the Company engaged in numerous discussions with the various stakeholder groups in an attempt to negotiate a consensual restructuring proposal for the Company, including an extensive, public and competitive sale process in which the Company sought bids for a potential sale of the Company. The Company’s pre-Restructuring enterprise value, reduced by the amount of debtor-in-possession facilities incurred during the Restructuring and other estimated restructuring costs, left only an estimated $3.5–4.0 billion of enterprise value for rationing among the Company’s various classes of stakeholders holding nearly $5 billion of estimated debt claims. Of course, this roughly $5.0 billion was not the only monetary claim to be addressed in the Restructuring; environmental and pension obligations, litigation claims, equity interests, and other classes of claims also taxed the $3.5–4.0 billion of enterprise value. Any viable restructuring transaction would clearly require an infusion of capital and set the stage for complex and contentious negotiations among the Company and its stakeholders positioning to protect their interests and maximize their relative recoveries in the Restructuring.
Ultimately, on May 9, 2022, prior to the Company’s filing for Restructuring, the Company reached an agreement with the Unsecured Notes Group and certain other creditors of the Company and entered into a Restructuring Support Agreement (the “RSA”). The RSA provided, subject to a number of contingencies, for (1) cancellation of all of the Company’s existing equity, (2) a consensual equitization of unsecured debt claims into 100% of the new equity of the Company (or a new parent entity thereof) through (i) the conversion of unsecured debt claims into new equity, followed by (ii) an additional equity rights offering (the “Rights Offering”) of anywhere from $600 million to $1.65 billion to recapitalize the Company, and (3) payment in full of all secured claims against the Company. In connection with the RSA, certain members of the Unsecured Notes Group (the “Backstop Parties”), including Rubric, also entered into a backstop commitment letter (the “BCL”), to support $1.3 billion of the Rights Offering. Upon a subsequent update to the Company’s business plan, it became apparent that the Company would require more liquidity than originally anticipated in order to accomplish a successful recapitalization and continue as a going concern. Accordingly, in August 2022, after further contentious negotiations, the Company and the Unsecured Notes Group agreed to amend the RSA and BCL to increase the maximum Rights Offering size to $1.9 billion and the backstop commitments to $1.55 billion. As consideration for their backstop commitments, the Backstop Parties, including Rubric, became entitled to subscription rights to purchase their pro rata portion of 30% of the new equity issued in the Rights Offering and an additional backstop premium payment in the form of cash and/or new equity.
At the time of entry into the RSA and BCL, and for months afterward, material conditions and contingencies to the contemplated restructuring transactions remained, including but not limited to Bankruptcy Court approval, the Company’s ability to raise go-forward debt financing at Emergence and, perhaps most critically, the settlement of significant disputes among the Company and its other classes of stakeholders. During the intervening time, the Unsecured Notes Group, including Rubric, bore the risks of these uncertainties and ultimately made material concessions to accomplish a feasible restructuring transaction with the Company’s other stakeholders.

As disclosed in the Company’s February 9, 2024 response letter to the Staff, the below list provides detail on the shares ultimately issued to Rubric at Emergence:
•1,000,890 shares, issued in reliance on the exemption from registration provided in Section 1145 of the Bankruptcy Code (“Section 1145”), as a holder of claims under TES’s Prepetition Unsecured Notes in satisfaction of such claims;
•158,552 shares, issued in reliance on the exemption from registration provided in Section 1145, pursuant to the Rights Offering subscription rights it received as a holder of claims under TES’s Prepetition Unsecured Notes;
•6,284,048 shares, issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act (“Section 4(a)(2)”), pursuant to the Rights Offering subscription rights it received as a holder of claims under TES’s Prepetition Unsecured Notes;
•3,272,451 shares, issued in reliance on the exemption from registration provided by Section 4(a)(2), as its pro rata portion of the Rights Offering shares held back for the Backstop Parties;
•651,087 shares, issued in reliance on the exemption from registration provided by Section 4(a)(2), as its pro rata portion of shares that were unsubscribed for in the Rights Offering; and
•2,415,379 shares, issued in reliance on the exemption from registration provided in Section 1145, in lieu of cash payment by the Company of a portion of the fee payable to the Backstop Parties for their commitment to backstop the Rights Offering.
As evidenced by the foregoing, Rubric’s shares included in the Revised Registration Statement were received as part of a complex and contentious reorganization negotiated among stakeholders and overseen by the Bankruptcy Court. Rubric did not receive its shares for the purpose of acting as an underwriter or with the intent to distribute the Company’s shares. Instead, Rubric’s decision to receive shares of common stock in satisfaction of its debt claims and to participate in the Rights Offering was an investment decision made by Rubric as part of the negotiation of a global restructuring of the Company that required the investment of new capital to enable the Company to continue as a going concern and thereby provide creditors an opportunity to retain the value of their investments in the Company.
Factor 3: The Selling Stockholders’ Relationship to the Company
Although it owns approximately 23.5% of the Company’s outstanding common stock, Rubric does not have any representatives on or observers of the Board of Directors or designation rights with respect to the nomination and appointment of directors. Furthermore, six of the seven directors of the Board of Directors are independent directors, and the Company’s Chief Executive Officer—the sole non-independent director—has no affiliations with Rubric. Additionally, upon its uplisting, will also be required to meet all of the applicable Nasdaq independence and other governance requirements.

Most importantly, there are no contractual agreements or relationships between Rubric and the Company that require or obligate the Company to proceed with the registration of Rubric’s shares on the Revised Registration Statement.1 Instead, the Company is proceeding with such registration to provide each of the selling stockholders a means to obtain liquidity.
In connection with the Restructuring, the selling stockholders, including Rubric, negotiated traditional post-listing registration rights (as set forth in the Registration Rights Agreement) and stockholders rights, providing for certain limited information rights, drag-along rights and tag-along rights (as set forth in the Stockholders Agreement), each of which is disclosed in further detail in the Revised Registration Statement. The registration rights are not available until the Company has listed its shares on a national securities exchange.
Rubric’s lack of contractual rights allowing it to force the Company to proceed with the uplisting and this registration, or include Rubric’s shares therein, coupled with Rubric’s lack of control over management of the Company, is further evidence that Rubric is not acting as a conduit for the Company such that characterizing Rubric as an underwriter and this registration as a primary offering would be inappropriate.
Rubric’s desire to have its securities covered by the Revised Registration Statement is not, by itself, indicative that Rubric will sell shares of the Company, nor is it indicative of a primary offering. As noted above, the selling stockholders, including Rubric, negotiated registration and stockholder rights to maintain liquidity of their investment and sell shares at such times in the future that they decide to sell. Rubric has not indicated to us that it plans to sell all or a significant portion of its shares immediately after the effectiveness of the Revised Registration Statement or in the near future.
Factor 4: The Amount of Shares Involved
Although the Company acknowledges the fairly large number of shares covered by the Revised Registration Statement, each of the selling stockholders, including Rubric, should be analyzed separately. The Revised Registration Statement seeks to register for resale by Rubric an aggregate of 13,782,407 shares, representing approximately 23.5% of the Company’s outstanding common stock. Such percentage of common stock ownership is relatively proportional to its Prepetition Unsecured Notes holdings that were equitized into the common stock; all of Rubric’s shares are attributable to the equitization transactions at Emergence, and it has not acquired any additional shares since. Such percentage is also below the one-third threshold that the SEC has used for scrutinizing purported primary offerings, which provides further evidence that the registration of Rubric’s shares on the Revised Registration Statement is appropriately characterized as a secondary offering under Rule 415.
1    The Stockholders Agreement entered into in connection with the Restructuring provides that certain holders, including Rubric, may form an offering committee that would exercise control over an underwritten initial public offering. However, an offering committee has not been established and the Stockholders Agreement does not provide the offering committee any rights with respect to a shelf registration statement.

Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities
In order to populate certain information in the Revised Registration Statement, the Company delivered a questionnaire to each selling stockholder. In connection therewith, Rubric indicated that it is not a registered broker-dealer or the affiliate of any registered broker-dealer. As such, and to the knowledge of the Company, Rubric is not in the business of underwriting securities, which provides further evidence that the offering of Rubric’s shares on the Revised Registration Statement is appropriately characterized as a secondary offering under Rule 415.
Factor 6: Whether under All the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Company
In addition to the factors described above, the Company believes that the following circumstances provide further support that Rubric is not acting as a conduit for the Company:
•Rubric, not the Company, bears the risk of an economic decline in the stock price, and has borne such a risk for an extended period of time;
•Any sales by Rubric would not cause dilution to any other stockholder of the Company, as the shares being offered for resale by Rubric are already outstanding;
•The shares being registered on behalf of Rubric were acquired in a bankruptcy process by Rubric as a prepetition creditor of the Company and represent an investment decision made by Rubric to receive shares of common stock in satisfaction of its claims and to participate in the Rights Offering as a means to enable the Company to continue as a going concern;
•The shares to be offered by Rubric are for its own account, and the Company will not receive, directly or indirectly, any proceeds from the resales of such shares;
•Rubric has no rights, contractual or otherwise, that would allow it to force the Company to commence the registration of its shares in the Revised Registration Statement;
•The registration of the resales of the shares is a mechanism to allow Rubric, along with the other selling stockholders, in accordance with its own internal governance practices and policies, to have the ability to diversify its portfolios when and if it deems appropriate, and not to act as a conduit for the Company;
•The number of shares held by Rubric being registered on the Revised Registration Statement, when compared to the total number of shares of the Company’s common stock outstanding, is below the one-third threshold that the SEC has used for scrutinizing purported primary offerings; and
•Rubric is not in the business of underwriting securities.

Based on the above facts and circumstances, we do not believe that Rubric meets the definition of an “underwriter,” and do not believe that Rubric is acting as a conduit for the Company in connection with the Revised Registration Statement.
In summary, the Company believes the analysis contained in this response supports its belief that the offering is a true secondary offering under Rule 415.
*****

The Company respectfully requests the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

TALEN ENERGY CORPORATION

By:	/s/ John Wander
Name:	John Wander
Title:	General Counsel and Corporate Secretary

Enclosures
cc:	Rebekah D. Reneau, Associate General Counsel
Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Michael W. Rigdon, P.C., Kirkland & Ellis LLP
Anthony L. Sanderson, Kirkland & Ellis LLP